

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2021

Michael Massaro
CEO
Flywire Corporation
141 Tremont St #10
Boston, MA 02111

> **Re: Flywire Corporation**
> **Registration Statement on Form S-1**
> **Filed May 3, 2021**
> **File No. 333-255706**

Dear Mr. Massaro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Description of Capital Stock
Common Stock and Non-voting Common Stock, page 166

1. In this section, you indicate that your non-voting common stock is convertible into common stock either at the election of the holder or automatically upon certain transfers, with any conversion bounded by a 4.99% ownership ceiling. These provisions do not appear to be contained in your Amended and Restated Certificate of Incorporation. Please disclose the location of these conversion provisions.

2. We note that the beneficial ownership table on page 164 does not appear to take into account the referenced 4.99% ownership ceiling. In order to provide investors with a better understanding of the potential dilutive effect of conversion, when discussing your

non-voting common stock on page 166, please disclose how the ownership ceiling will operate given the current ownership status and please discuss the dilution associated with a full conversion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charlie Guidry at 202-551-3621 or Mara Ransom, Office Chief, at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services